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                             August 2, 2021

       Joth Ricci
       Chief Executive Officer and President
       Dutch Bros Inc.
       110 SW 4th Street
       Grants Pass, Oregon 97526

                                                        Re: Dutch Bros Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 15,
2021
                                                            CIK No. 0001866581

       Dear Mr. Ricci:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 9, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 15, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Company-operated Shop Segment Performance
       Occupancy and Other Costs, page 106

   1. We note your response to comment 7. It does not appear that any revisions were made to your occupancy and
other costs disclosure. Please quantify the changes resulting from higher rent and
increased credit card processing fees. Refer to Item 303(b) of Regulation
                                                        S-K.
 Joth Ricci
FirstName
Dutch BrosLastNameJoth  Ricci
            Inc.
Comapany
August      NameDutch Bros Inc.
        2, 2021
August
Page 2 2, 2021 Page 2
FirstName LastName
Business
Our Growth, page 116

2. We note your disclosure in response to comment 8. Please further revise to quantify the anticipated equity-related expenses from the vesting of Profits Interest Units and the timing to the extent known.
Consolidated Financial Statements of Dutch Mafia, LLC
(14) Segment Information, page F-25

3. We note your revised disclosure in response to comment 12. It remains unclear how excluding selling, general and administrative expenses from segment EBITDA is appropriate considering that EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Please revise the name of this measure to accurately convey what it represents.
General

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
        You may contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651
if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Alan Hambelton, Esq.